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                                  SKYDESK, INC.
                             12348 High Bluff Drive
                               San Diego, CA 92130
                                 (858) 720-4400

                                  June 30, 2000


VIA EDGARLINK AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attn: Mr. Jeffrey Riedler, Assistant Director and Mr. Andrew Thorpe, Examiner

        Re: SkyDesk, Inc. Registration Statement on Form S-1 (File No. 333-32188) Form RW - Application for Withdrawal

Dear Messrs. Riedler and Thorpe:

               Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, SkyDesk, Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-32188, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 10, 2000.

               Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since April 20, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.



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               Should you have any questions regarding this matter, please do not hesitate to contact me at (858) 720-4406, or Jeff Thacker of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (858) 720-2577.

                                   Sincerely,

                                   SKYDESK, INC.

                                   By: /s/ Dan L. Dearen
                                      ------------------------------------------
                                      Dan L. Dearen, Chief Financial
                                      Officer and Executive Vice President

cc: Scott Stanton, Esq.